

NASDAQ: FBIZ

Investor
Presentation
Third Quarter 2025

Forward-Looking Statements

When used in this presentation, and in any other oral statements made with the approval of an authorized executive officer, the words or phrases "may," "could," "should," "hope," "might," "believe," "expect," "plan," "assume," "intend," "estimate," "anticipate," "project," "likely," or similar expressions are intended to identify "forward-looking statements" within the meaning of such term in the Private Securities Litigation Reform Act of 1995. Such statements are subject to risks and uncertainties, including among other things: (i) Adverse changes in the economy or business conditions, either nationally or in our markets, including, without limitation, inflation, economic downturn, labor shortages, wage pressures, and the adverse effects of public health events on the global, national, and local economy, which may affect FBIZ's credit quality, revenue, and business operations; (ii) Uncertainty created by potential federal government actions relating to the authority of regulatory agencies (including bank regulators), international trade policy, prolonged shutdown of the federal government, and other significant policy matters; (iii) Competitive pressures among depository and other financial institutions nationally and in our markets; (iv) Increases in defaults by borrowers and other delinquencies; (v) Our ability to manage growth effectively, including the successful expansion of our client support, administrative infrastructure, and internal management systems; (vi) Fluctuations in interest rates and market prices; (vii) Changes in legislative or regulatory requirements applicable to us and our subsidiaries; (viii) Changes in tax requirements, including tax rate changes, new tax laws, and revised tax law interpretations; (ix) Fraud, including client and system failure or breaches of our network security, including our internet banking activities; (x) Failure to comply with the applicable SBA regulations in order to maintain the eligibility of the guaranteed portions of SBA loans.; (xi) Ongoing volatility in the banking sector may result in new legislation, regulations or policy changes that could subject FBIZ and the Bank to increased government regulation and supervision,; (xii) the proportion of FBIZ's deposit account balances that exceed FDIC insurance limits may expose the Bank to enhanced liquidity risk,; and (xiii) FBIZ may be subject to increases in FDIC insurance assessments. These risks could cause actual results to differ materially from what FBIZ has anticipated or projected. These risks could cause actual results to differ materially from what we have anticipated or projected. These risk factors and uncertainties should be carefully considered by our shareholders and potential investors. For further information about the factors that could affect FBIZ's future results, please see FBIZ's annual report on Form 10-K for the year ended December 31, 2024 and other filings with the Securities and Exchange Commission. Investors should not place undue reliance on any such forward-looking statement, which speaks only as of the date on which it was made. The factors described within the filings could affect our financial performance and could cause actual results for future periods to differ materially from any opinions or statements expressed with respect to future periods. Where any such forward-looking statement includes a statement of the assumptions or bases underlying such forward-looking statement, FBIZ cautions that, while its management believes such assumptions or bases are reasonable and are made in good faith, assumed facts or bases can vary from actual results, and the differences between assumed facts or bases and actual results can be material, depending on the circumstances. Where, in any forward-looking statement, an expectation or belief is expressed as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement of expectation or belief will be achieved or accomplished. FBIZ does not intend to, and specifically disclaims any obligation to, update any forward-looking statements.

Table of Contents



Highlights

Loans +10%

Consistent loan growth across the Company. Loans grew 10.4% annualized from the linked quarter and 9.4% from Q3 2024.

Core Deposits +9%

Core deposits grew 9.3% annualized from the linked quarter and 8.8% from Q3 2024. Core deposit funding mix improved to 73.1% from 71.8% in the linked quarter

NIM 3.68%

Match-funding strategy and pricing discipline produced a strong and stable net interest margin of 3.68%, compared to 3.67% for the linked quarter and 3.64% for the prior-year quarter.

AUM&A +12%

Private Wealth Management assets under management and administration grew to a record $3.814 billion. PWM fee income totaled $3.7 million for Q3 2025, up 13.0% over Q3 2024.

Revenue +16%

Operating revenue increased 16.3% from Q3 2024. YTD operating revenue increased 12.3% over the first nine months of 2024.

TBVPS +17%

Tangible book value per share grew 16.8% annualized from the linked quarter and 15.6% from Q3 2024.

PTPP Earnings +20% YTD

Continued loan and deposit growth and record fee income drove 20% growth in pre-tax, pre-provision earnings and 25% growth in net income for the first nine months of 2025 compared to the prior-year period.

4



NASDAQ: FBIZ

$406 Million
MARKET CAP[1]

FBIZ BUSINESS BANKING[2]
$4.0 Billion
TOTAL ASSETS[3]

FBIZ PRIVATE WEALTH
$3.8 Billion
ASSETS UNDER MGMT & ADMIN[3]

MISSION

Build long-term shareholder value as an entrepreneurial banking partner that drives success for businesses, investors, and our communities.

HEADQUARTERS

Madison, WI



We serve business executives, entrepreneurs, and high net worth individuals through Business Banking, Private Wealth, and Bank Consulting.



Our commercial banking focuses on Midwest markets, while our niche C&I businesses have a national reach.



Through our headquarters in Madison, WI we offer an efficient, scalable model with one bank location in each of our markets, and exceptional digital capabilities.

1. Market capitalization as of 10/29/2025.
2. Consists of all on-balance sheet assets for First Business Financial Services, Inc. on a consolidated basis.
3. Data as of 9/30/2025.



FIVE YEAR
Strategic Plan

Five Year Strategic Plan



FUTURE-READY TALENT
Thrive in the workplace of the future

EFFICIENCY
Achieve operational excellence

01

03

05

02

04

CULTURE
Protect and strengthen our culture

DEPOSITS
Grow our core deposits

PROFITABILITY
Achieve sustainable profitability and growth

First Business Bank's unique model and culture will foster innovative and engaged team members who develop deep client relationships and deliver exceptional results for all stakeholders.

Goals & Progress
STRATEGIC PLAN 2024-2028

Deliver above-average total shareholder return compared to peer median

Goals	2024-2028	2024	Sept 25 YTD
ROATCE[1]	≥15% by 2028	15.4%	17.3%
TBV Growth[1]	≥10% per year	15.0%	15.6%
Revenue Growth	≥10% per year	6.6%	12.3%
Efficiency Ratio[1]	<60% by 2028	60.61%	59.51%
Core Deposits to Total Funding	≥75%	71%	73%
Employee Engagement & Participation[2]	≥85%	86%	86%
Net Promoter Score[3]	≥70	70	70

September 2025 YTD metrics reflect YTD growth compared to September 2024 YTD

1. ROATCE, TBV/share, and efficiency ratio are non-GAAP measurements. Refer to the non-GAAP reconciliation schedule of the Company's Q3 earnings release for additional detail.
2. Represents data from the 2024 employee engagement survey.
3. Net promoter score assesses likelihood to recommend on an 11-point scale, where detractors (scores 0-6) are subtracted from promoters (scores 9-10), while passives (scores 7-8) are not considered. See appendix for additional information on the source of the net promoter score. Represents data from the 2024 survey.

Total Shareholder Return Above Peer Group Median

DESPITE RECENT OUTPERFORMANCE, PRICE/LTM EPS REMAINS BELOW PEERS



Total Shareholder Return[1]



Price / LTM EPS[2]

Note: Peer Group defined as publicly traded banks with total assets between $1.75 billion and $7.0 billion.
1. 1-Year, 3-Year, and 5-Year TSR is through 9/30/2025.
2. Data as of 9/30/2025.

Total Shareholder Return Since IPO

OUTPERFORMED PRIMARY BANKING INDICES SINCE 2005 IPO



Total Shareholder Return

Monthly, October 2005 through October 27, 2025

Legend:
- FBIZ — **524%**
- S&P 500 Bank Index — **201%**
- KBW Nasdaq Bank Index — **157%**
- KBW Regional Bank Index — **110%**
- S&P 500 Regional Bank Index — **62%**

FBIZ initiated trading on October 7, 2005.
Source: S&P Capital IQ



Why FBIZ?

Our Historic & Ongoing Growth Supports Earnings Power

13%
5-year Loan CAGR 2019–2024

Differentiated Loan Growth Capabilities

- History of consistent double-digit growth
- Growth is C&I focused and diversified
- Solid credit quality due to deep client relationships, strong underwriting, and niche lending expertise

12%
5-year Core Deposit CAGR 2019–2024

Strong & Stable Deposit Franchise

- Track record of double-digit growth driven by deep client relationships
- Stable and strong NIM in a challenging environment
- Deposit-centric culture led by treasury management sales also drives meaningful service charge income

12%
5-year TBV/Share CAGR 2019–2024

Growing Profitability Profile

- Significant fee revenue contribution from Private Wealth business
- History of double-digit top line revenue growth
- History of long-term positive operating leverage
- Consistent double-digit TBV growth

Balanced and Steady Growth

OPERATING FUNDAMENTALS DRIVE EARNINGS POWER



Legend:
- Operating Expense
- Adjusted Net Interest Income [1]
- Other Interest Income
- Private Wealth Mgmt Svc Fees
- Other Fee Income
- Svc Charges on Deposits
- Fees in Lieu of Interest [3]
- Gain on Sale of SBA Loans
- Swap Fees
- Net Tax Credits [2]
- Net Operating Income [1]

Note: Net interest income is the sum of "Adjusted Net Interest Income", "Other Interest Income", and "Fees in Lieu of Interest". Non-interest income is the sum of "Private Wealth Management Service Fees", "Other Fee Income", "Service Charges", "SBA Gains", and "Swap Fees".

[1] "Adjusted Net Interest Income" and "Net Operating Income" are non-GAAP measurements. See appendix for non-GAAP reconciliation schedules.
[2] "Net Tax Credits" represent management's estimate of the after-tax contribution related to the investment in tax credits as of the reporting period disclosed.
[3] "Fees in Lieu of Interest" is defined as prepayment fees, asset-based loan fees, non-accrual interest, and loan fee amortization.

Operating Income Highlights

- Continued strong revenue supported by:
  - Robust loan and deposit growth
  - Strong and stable net interest margin
  - Diverse sources of non-interest income, including service fees from our Private Wealth Management business which comprises 45% of total non-interest income
- Strategic investments drive growth while maintaining positive long-term operating leverage
- Strong earnings power reflected in YTD September 2025 ROATCE of 15.2%.

Margin Strength Through Rate Cycles

MATCH-FUNDING STRATEGY BETTER POSITIONS BALANCE SHEET FOR RATE CHANGES



Peer Group defined as publicly-traded banks with total assets between $1.75 billion and $7.0 billion.

Disciplined Interest Rate Risk Management



METHODICAL APPROACH

- Generally individually match-fund loans with maturities over 5 years and amounts greater than $5MM.

- Portfolio match-funding in various terms against the fixed-rate loan portfolio with maturities under 5 years and amounts less than $5MM.

- ~$10-$25 million of monthly wholesale funding maturities to effectively manage the liquidity requirements of the match-funding strategy.

FLOATING RATE PORTFOLIO

- Floating portfolio is predominantly indexed to SOFR, which aligns with the Bank's SOFR-indexed and managed rate non-maturity deposit portfolio.

- 58% of portfolio as of 9/30/25:

Loans	Deposits
SOFR: $1.516 B	SOFR: $733 MM
Prime: $417 MM	Managed rate, non-maturity: $1.157 B
TOTAL = $1.933 B	TOTAL = $1.890 B

FIXED RATE PORTFOLIO

- Wholesale funding used to match maturities and cash flows on long-term fixed rate loans. This locks in interest rate spread and maintains greater stability in net interest margin.

- 42% of portfolio as of 9/30/25

Consistent, Positive Operating Leverage

HISTORY OF GROWING REVENUES FASTER THAN EXPENSES

- We aim to achieve 10% revenue growth on an annual basis, with positive operating leverage[1]

- Despite headwinds related to outsized NIM in 2023, we achieved positive operating leverage in 2024 for the sixth consecutive year

- Strategic initiatives directed toward revenue growth and operating efficiency through use of technology have generated positive operating leverage on an annual basis

- Operating revenue 5-year CAGR of 10.4% outpaces operating expense 5-year CAGR of 8.4%

- Initiatives include:

  - Expanding higher-yielding C&I lending business lines

  - Strong focus on treasury management and growing core deposits

  - Increasing our commercial banking market share outside of Madison

  - Scaling our Private Wealth management business in our less mature commercial banking markets

  - Robotic process automation implementation

  - AI usage discovery and roll out



Operating Leverage

5-Year Average[2]
FBIZ = **3.3%**
Peer = **−1.0%**

Legend: FBIZ, Peer Group Median

Note: Peer group defined as publicly traded banks with total assets between $1.75 billion and $7 billion.

1. Operating leverage is defined as the percent growth in operating revenue less the percent growth in operating expenses
2. FBIZ and peer average data is average of 2019–2024

Strong Business Banking Revenue Profile

EFFICIENT REVENUE GROWTH AND DIVERSIFICATION DIFFERENTIATES FROM PEERS



- Fee income comprised 19% of operating revenue for year-to-date 2025 and 2024, outperforming peers

  - As a business-only bank, we've achieved this outperformance without the revenue stream of a residential mortgage or consumer business

  - Growing contribution from Private Wealth is an annuity-like driver

- Robust fee income generation contributes to our strong ratio of Revenue per FTE, which has been 30 to 40% above our peers over the past five years

- Outperformance driven by high-quality, high-producing talent and successful investments for growth and efficiency

Note: Peer group defined as publicly traded banks with total assets between $1.75 billion and $7 billion.
1. "FTE" = Full time equivalent employees. FTE peer data not yet available for 3Q 25. June '25 YTD is annualized.

Superior Credit Experience Across Cycles



NCOs as a % of Average Loans

FBIZ's average loss rate since 2005 is approximately one-third of industry rate

Legend: FBIZ — Industry*

Historical loss experience is favorable to industry across cycles, driven by:

- Deep client relationships, strong underwriting, and niche lending expertise

- Loan growth that is C&I focused and diversified, including niche lending businesses that provide support in a weaker economy:

  - Asset-based lending (ABL) & accounts receivable financing (ARF) are counter-cyclical

  - ABL and ARF portfolios are well-collateralized and totaled just $800,000, or 2.5% of total bank cumulative NCOs, over the past 10 years[1]

*Industry reflects all FDIC-insured depositories
Source: FDIC.gov

[1] Cumulative NCOs for 2015 through 1H2025

Growth __And__ Profitability Exceeds Peers

TLR GROWTH AND EFFICIENT CAPITAL MANAGEMENT DRIVES STRONG PROFITABILITY



Top Line Revenue Growth

Return on Average Tangible Common Equity

FBIZ   Peer Group Median

Note: Peer group defined as publicly traded banks with total assets between $1.75 billion and $7 billion.. Q3 2025 represents growth over Q3 2024.

Track Record of Superior Growth

HISTORY OF DOUBLE-DIGIT LONG-TERM EPS AND TBV/SHARE GROWTH, OUTPERFORMING PEERS



Earnings Per Share CAGR Through 2024

Tangible Book Value Per Share CAGR Through 2024

Note: Peer group defined as publicly-traded banks with total assets between $1.75 billion and $7 billion.

Shareholder Value Creation

A HISTORY OF STEADY, CONSISTENT TBV AND DIVIDEND GROWTH THROUGH ECONOMIC AND INTEREST RATE CYCLES



TBV 5YR CAGR = 12%
Div/Share 5YR CAGR = 11%

Legend: ■ TBV/Share ■ Div/Share ▨ Great Recession & Pandemic Recession

1. Q3 25 dividend per share calculation is annualized.



Drivers of Growth & Profitability

Relationship Banking Key to Success

CORE DEPOSIT GROWTH SUPPORTS LOAN GROWTH



- Deposit-centric sales strategy led by treasury management sales teams located in all bank markets with direct production and outside calling goals

- Bankers trained and incented to fund their loan production with deposit growth goals

- Goal is 10% annual deposit and loan growth

- Niche lending businesses provide support in a weaker economy (asset-based lending & accounts receivable financing are counter-cyclical)

Diversified Lending Growth

CONTINUING TO GROW HIGHER-YIELDING C&I PORTFOLIO



Growth in Higher-Yielding C&I Lending

3-Year Loan CAGR[1]
C&I = 17%
CRE & Other = 11%

Legend: Avg C&I Loans | C&I Lending Yield | CRE and Other Yield

1. 3-year loan CAGR represents growth from 2021-2024

Strong and Stable Net Interest Margin

MATCH FUNDING STRATEGY SUPPORTS RESILIENT NIM



1. FILOI defined as fees in lieu of interest which includes prepayment fees, asset-based loan fees, non-accrual interest, late fees, and loan fee amortization
2. Wholesale funding defined as brokered CDs and non-reciprocal interest-bearing transaction accounts plus FHLB advances.

3. Note: Peer group defined as publicly-traded banks with total assets between $1.75 billion and $7 billion. Peer data not yet available for 3Q25.

25

Solid Asset Quality

NON-PERFORMING ASSETS REMAIN WELL MANAGED

NPAs / Total Assets



Reserves and NPL Coverage



Credit Quality Indicators

As of 9/30/25, 93% of the loan portfolio was classified in category I[1] and 99% of loans were current



For more detailed definitions of credit quality categories, see the Company's Annual Report on Form 10-K filed with the SEC on February 26, 2025.



Appendix

SUPPLEMENTAL DATA & NON-GAAP RECONCILIATIONS



PRIVATE WEALTH

Financial Planning
Investment Management
Trust & Estate Administration
Private Banking

BUSINESS BANKING

COMMERCIAL BANKING
Commercial Lending
Treasury Management
Company Retirement Plans

SPECIALTY FINANCE
Equipment Finance
Asset-Based Lending
Accounts Receivable Financing
Floorplan Financing
SBA Lending

BANK CONSULTING

Investment Portfolio Services
Asset Liability Management
ALM Process Validation

First Business Bank®

SERVICES THAT MEET THE EVOLVING NEEDS OF OUR GROWING CLIENT BASE

Offerings Designed Exclusively For Business And Wealth Management







Superior Client Satisfaction Rating

EXCELLENT EMPLOYEE SATISFACTION DRIVES
SUPERIOR CLIENT SATISFACTION

2024 Survey Results
90% Participation
Finance & Insurance Benchmark: 81%
86%
Employee Engagement
Benchmark: 78%
85%
Performance Enablement
Benchmark: 79%
85%
Manager Effectiveness
Benchmark: 83%
88%
Belonging
Benchmark: 84%

65% Banking[2]
70% Top Bank[2]
91% First Business Bank[1]
Overall Satisfaction
24 Banking Industry[3]
22 Investment Industry[3]
70 First Business Bank[1]
Net Promoter Score

Sources: 1. Moses & Associates. 2024, 2. J.D. Power, 2023, 3. Qualtrics XM Institute, 2024

USA TODAY
TOP WORK PLACES 2025
USA

Robust Liquidity with Stable Deposit Base

Substantial Liquidity

Source	9/30/2025	9/30/2024
Short-term investments	$8,074	$86,670
Collateral value of unencumbered pledged loans	906,042	397,852
Market value of unencumbered securities	376,783	279,191
Readily accessible liquidity	$1,290,899	$763,713
Fed fund lines	45,000	45,000
Excess brokered CD capacity [1]	732,951	1,102,767
Total liquidity	$2,068,850	$1,911,480

Stable Core Deposit Base

Category	9/30/2025	9/30/2024
Uninsured deposits	$1,100,868	$1,008,496
Collateralized public funds	72,561	10,755
FDIC insured deposits	2,159,642	1,870,696
Total deposits	$3,333,071	$2,969,947
Percent insured or collateralized	67%	64%

Dollars in thousands

1. Bank internal policy limits brokered CDs to 50% of total bank funding when combined with FHLB advances.

Robust Capital Base

STRONG EARNINGS GENERATE CAPITAL FOR GROWTH

Tangible Book Value per Share[1]



**+17% LQ
+16% YOY**

Strong Capital Ratios (%)



■ As of 9/30/25   ◆ Well Capitalized Plus Buffer

1. "Tangible Book Value Per Share" is a non-GAAP measurement. Refer to the non-GAAP reconciliation schedule section of the Company's Q3 earnings release.

Capital Strength

	9/30/25	6/30/25	3/31/25	12/31/24	9/30/24
Total Regulatory Capital	$452,731	$440,159	$429,351	$421,639	$407,421
Total Risk-Weighted Assets	$3,717,741	$3,592,554	$3,519,769	$3,491,626	$3,477,734
Leverage Ratio	8.87%	8.82%	8.77%	8.78%	8.68%
Common Equity Tier 1 Capital Ratio	9.34%	9.33%	9.26%	9.10%	8.76%
Tier 1 Ratio	9.67%	9.66%	9.60%	9.45%	9.11%
Total Capital Ratio	12.18%	12.25%	12.20%	12.08%	11.72%
Total Shareholders' Equity	$358,319	$344,795	$336,063	$328,589	$311,982
Tangible Common Shareholders' Equity	$334,286	$320,754	$312,013	$304,685	$288,156
Total Shares Outstanding	8,324,387	8,323,470	8,301,967	8,293,928	8,295,017
Book Value Per Share	$41.6	$40.0	$39.0	$38.2	$36.2
Tangible Book Value Per Share	$40.2	$38.5	$37.6	$36.7	$34.7
Cash Dividends Per Share	$0.29	$0.29	$0.29	$0.25	$0.25

- Regulatory capital ratios remain solid including a Total Capital Ratio of 12.18% and a Tier 1 Ratio of 9.67%.

- Tangible book value per share increased 17% annualized from the linked quarter and 16% from the prior-year quarter.

- Quarterly cash dividend of $0.29 per share, representing a 16% increase over 12/31/24.

Dollars in thousands, except per share data.

Diversified Lending Products

DOUBLE-DIGIT LOAN GROWTH DRIVEN BY STELLAR PERFORMANCE ACROSS ALL AREAS OF THE BANK



Note: Period end balances as of 9/30/2025 presented.

Commercial Real Estate Lending

SUPERIOR TALENT WITH BUSINESS EXPERTISE BUILDING RELATIONSHIPS IN MIDWEST GEOGRAPHIC FOOTPRINT



Portfolio Analysis



Gross Revenue

Note: Loan balances represent quarterly average data.

Product Profile

- We originate loans secured by commercial real estate, including owner-occupied properties, non-owner-occupied facilities, multifamily developments, 1-4 family residential developments, and construction loans for these types of buildings.

- As of 9/30/25, our commercial real estate portfolio ("CRE") represented approximately 60.8% of our total gross loans and leases receivable.

Technology Initiatives

- Deploying client portal that enables easy and secure communications and document exchanges

CRE Office Portfolio Analysis

EXCEPTIONAL CREDIT QUALITY ON OFFICE LOANS FOCUSED IN OUR LOCAL BANK MARKETS

Commercial Real Estate Breakdown



Midwest Locations - Office >$3mm



Vacancy Rates[1]:
Madison = 5.7%
Milwaukee = 12.2%
Kansas City = 10.8%

Maturing Over Time



Exceptional Credit Quality (2) – Office >$3mm



- Office loans focused in our bank markets and concentrated in Wisconsin

- Exceptional asset quality with no non-performing office loans in the portfolio

- 95% of all office loans greater than $3 million have recourse

- Office loans greater than $3 million consist of 74% Class A space

- Office represents 8% of total loans as of 9/30/25

- Majority of office loan maturity terms are 2031 and beyond

- All office loans with 2031+ maturities are conventional fixed rate or fixed to the client via an interest rate swap

Note: The office specific loan data presented in charts on this slide represents office loans greater than $3 million, which represents 78% of total office loans.
1. Source: Q3 2025 CoStar market reports.
2. For more detailed definitions on credit quality categories see the Company's annual report on Form 10-K filed with the SEC on February 26, 2025.

Multi-Family Portfolio Analysis

EXCEPTIONAL CREDIT QUALITY ON MULTI-FAMILY LOANS THROUGHOUT THE MIDWEST



Multi-Family Breakdown

- Senior Housing 1%
- Student Housing 7%
- Rent Restricted 20%
- Market Rent 72%



Midwest Locations

- Suburban Milwaukee, 17%
- Milwaukee, 16%
- Madison, 26%
- Kansas City, 3%
- Other WI Markets, 30%
- All Other 8%

Vacancy Rates[1]:
Madison = 5.9%
Milwaukee = 5.1%
Kansas City = 8.7%
National = 8.1%



Maturing Over Time

(Thousands)



Exceptional Credit Quality (2)

(Thousands)

■ 9/30/2025

- Loans focused in our bank markets and concentrated in Wisconsin

- Exceptional asset quality with no non-performing loans in the portfolio

- Represents 17% of total loans

- 90% of all multi-family loans have recourse

- All multi-family loans with 2031+ maturities are conventional fixed rate or fixed to the client via an interest rate swap

1.   Source: Q3 2025 CoStar market reports.
2.   For more detailed definitions on credit quality categories see the Company's annual report on Form 10-K filed with the SEC on February 26, 2025.

C&I Lending

DIVERSIFIED COMMERCIAL PRODUCT OFFERINGS TARGET COMPANIES NATIONWIDE





Product Profile

- Target small and medium companies in a variety of industries
- Financings range from $250,000 to $20 million

Technology Initiatives

- Deploying client portal that enables easy and secure communications and document exchanges

Note: Loan balances represent quarterly average data.

Equipment Finance Portfolio Analysis

STRONG AND DIVERSIFIED PORTFOLIO; TRANSPORTATION SUB-CATEGORY SHOWING SECTOR-SPECIFIC WEAKNESS

Portfolio by Industry



- Truck Transportation
- Construction of Buildings
- Specialty Trade Contractors
- Support Activities for Transp.
- Crop Farming
- Ambulatory Health Care Svcs
- Rental and Leasing Svcs
- Admin. And Support Svcs
- Prof., Scientific, and Technical Svcs
- Merch. Wholesalers, Durable Goods
- All Others



Maturing Over Time



- Equipment Finance (EF) loans diversified across industries
  - EF comprised 26% of C&I loans and 10% of Total Loans at 9/30/2025
  - Small ticket transportation loans comprised 7.8% of EF, 2.1% of C&I, and 0.1% of Total Loans
- Stable asset quality in EF portfolio excluding small ticket transportation sector, which is experiencing isolated industry weakness

Asset Quality Breakdown[1]

Equipment Finance excl. Transportation				
	12/31/2022	12/31/2023	12/31/2024	9/30/2025
Total Portfolio	*$147.0 MM*	*$226.4 MM*	*$284.3 MM*	*$306.7 MM*
Category I	96%	96%	98%	98%
Category II	2%	1%	0%	0%
Category III	1%	1%	0%	0%
Category IV	1%	2%	2%	2%

Transportation				
	12/31/2022	12/31/2023	12/31/2024	9/30/2025
Total Portfolio	*$50.8 MM*	*$60.9 MM*	*$41.2 MM*	*$26.0 MM*
Category I	98%	90%	87%	91%
Category II	1%	1%	0%	0%
Category III	0%	2%	0%	0%
Category IV	1%	7%	13%	9%

1. For more detailed definitions on credit quality categories see the Company's annual report on Form 10-Q filed with the SEC on October 31, 2025. Category IV represents non-performing loans.

Treasury Management

SUPERIOR TALENT WITH BUSINESS EXPERTISE BUILDING RELATIONSHIPS IN MIDWEST GEOGRAPHIC FOOTPRINT



Funding Mix



Fee Revenue and Analyzed Charges

Note: Funding mix represents quarterly average balance data. Transaction Accounts include interest-bearing DDA, non-interest-bearing DDA and NOW accounts. Bank Wholesale Funding includes brokered deposits, deposits gathered through internet listing services and FHLB advances. Non-Transaction Accounts includes core CDs and money market accounts. "Cost of Funds" is a non-GAAP measure. See non-GAAP reconciliation schedules.

Product Profile

- Target small to medium-sized companies in our Wisconsin, Kansas, and Missouri markets

- Comprehensive services for commercial clients to manage their cash and liquidity, including lockbox, accounts receivable collection services, electronic payment solutions, fraud protection, information reporting, reconciliation, and data integration solutions

Technology Initiative

- Implemented a solution that auto-archives treasury management documentation which has immediately generated labor savings

Private Wealth Management

WEALTH MANAGEMENT SERVICES FOR BUSINESSES, EXECUTIVES, AND HIGH NET WORTH INDIVIDUALS





Note: Total Assets Under Management & Administration represent period-end balances.

Product Profile

- Fiduciary and investment manager for individual and corporate clients, creating and executing asset allocation strategies tailored to each client's unique situation

- Holds full fiduciary powers and offers trust, estate, financial planning, and investment services, acting in a trustee or agent capacity as well as Employee Benefit/Retirement Plan services

- Also includes brokerage and custody-only services, for which we administer and safeguard assets but do not provide investment advice

Technology Initiative

- Implementing client portal for new client onboarding

Adjusted Net Interest Income

"Adjusted Net Interest Income" is defined as net interest income less fees in lieu of interest and other recurring, but volatile components of net interest income . "Fees in Lieu of Interest" is defined as prepayment fees, asset-based loan fees, non-accrual interest, and loan fee amortization. We believe that this measure is important to many investors in the marketplace who are interested in the trends in our net interest margin. In compliance with applicable rules of the SEC, this non-GAAP measure is reconciled to net interest income, which is the most directly comparable GAAP financial measure.

	For the Year Ended					
(Dollars in Thousands)	December 31,2020	December 31,2021	December 31,2022	December 31,2023	December 31,2024	TTM Q3 2025
Net Interest income	$77,071	$84,662	$98,422	$112,588	$124,206	$135,075
Less fees in lieu of interest	9,300	11,160	5,283	3,452	5,516	8,239
Less FRB and FHLB income	789	741	1,525	4,055	4,298	4,013
Adjusted net interest income (non-GAAP)	$66,850	$72,665	$91,440	$105,081	$114,392	$122,823

Net Operating Income

"Net Operating Income" is a non-GAAP financial measure. We believe net operating income allows investors to better assess the Company's operating expenses in relation to its top line revenue by removing the volatility that is associated with certain one-time and other discrete items. In compliance with applicable rules of the SEC, this non-GAAP measure is reconciled to net income, which is the most directly comparable GAAP financial measure.

(Dollars in Thousands)	For the Year Ended					
	December 31, 2020	December 31, 2021	December 31, 2022	December 31, 2023	December 31, 2024	TTM Q3 2025
Net income	$16,978	$35,755	$40,858	$37,027	$44,245	$51,401
Less income tax expense	(1,327)	(11,275)	(11,386)	(10,112)	(6,905)	(8,114)
Less provision for credit losses	(16,808)	5,803	3,868	(8,182)	(8,827)	(9,501)
Income before taxes and provision for credit losses (non-GAAP)	35,113	41,227	48,376	55,321	59,977	69,016
Less non-operating income						
Net gain on sale of state tax credits	275	-	-	-	-	-
Bank owned life insurance claim	-	-	809	-	-	234
Net (loss) gain on sale of securities	(4)	29	-	(45)	(8)	-
Total non-operating income (non-GAAP)	271	29	809	(45)	(8)	234
Less non-operating expense						
Net loss on repossessed assets	383	15	49	12	168	32
Amortization of other intangible assets	35	25	-	-	-	-
Contribution to First Business Charitable Foundation	-	-	809	-	-	234
SBA recourse (benefit) provision	(278)	(76)	(188)	775	(104)	(751)
Tax credit investment impairment (recovery)	2,395	-	351	-	400	510
Loss on early extinguishment of debt	744	-	-	-	-	-
Total non-operating expense (non-GAAP)	3,279	(36)	319	787	464	25
Add net tax credit benefit (non-GAAP)	969	-	338	1,206	1,630	1,693
Net operating income	$39,090	$41,162	$48,224	$57,359	$62,078	$70,450

Cost Of Funds

"Cost of Funds" is defined as total interest expense on deposits and FHLB advances, divided by the sum of total average deposits and average FHLB advances. We believe that this measure is important to many investors in the marketplace who are interested in the trends in our bank funding costs. The information provided below reconciles the cost of funds to its most comparable GAAP measure.

	For the Three Months Ended				
(Dollars in Thousands)	September 30, 2024	December 31, 2024	March 31, 2025	June 30, 2025	September 30, 2025
Interest expense on total interest-bearing deposits	$25,290	$24,120	$23,016	$24,257	$26,338
Interest expense on FHLB advances	2,059	1,969	2,374	2,358	1,639
Total interest expense on deposits and FHLB advances	$27,349	$26,089	$25,390	$26,615	$27,977
Average interest-bearing deposits	$2,466,313	$2,566,814	$2,642,826	$2,759,844	$2,935,362
Average non-interest-bearing deposits	440,161	444,683	414,499	410,423	416,359
Average FHLB advances	278,103	270,476	305,549	284,428	207,762
Total average deposits and total average FHLB advances	$3,184,577	$3,281,969	$3,362,874	$3,454,695	$3,559,483
Cost of funds	3.44%	3.18%	3.02%	3.08%	3.14%



NASDAQ: FBIZ

Investor Presentation

Third Quarter 2025